# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GeoPark Ltd, CIK 0001464591
CUSIP: G38327105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: CALLE 94 NO. 11-30 8 PISO, BOGOTA, Colombia (F8), 00000
Date of event which requires filing of this statement: 10/13/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001085146-25-005945
Filed by CIK 0001803158

## Reporting persons
- Fourth Sail Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,699,985; sole dispositive power 0; shared dispositive power 2,699,985; aggregate amount beneficially owned 0 (4.18% of the class)
- Ariel Merenstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,232,585; sole dispositive power 0; shared dispositive power 3,232,585; aggregate amount beneficially owned 0 (4.18% of the class)
- Fourth Sail Capital US LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,699,985; sole dispositive power 0; shared dispositive power 2,699,985; aggregate amount beneficially owned 0 (4.18% of the class)
- Tordesilhas Capital Gestora De Recursos Ltda.: type of reporting person: other (OO); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 2,699,985; sole dispositive power 0; shared dispositive power 2,699,985; aggregate amount beneficially owned 0 (4.18% of the class)
- Fourth Sail Long Short LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,411,154; sole dispositive power 0; shared dispositive power 2,411,154; aggregate amount beneficially owned 0 (3.73% of the class)
- Fourth Sail Discovery LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 288,831; sole dispositive power 0; shared dispositive power 288,831; aggregate amount beneficially owned 0 (0.45% of the class)

## Item 1. Issuer
Name of issuer: GeoPark Ltd
Address of issuer's principal executive offices: CALLE 94 NO. 11-30 8 PISO, BOGOTA, COLOMBIA 00000

## Item 2. Person Filing
Name of person filing:
Fourth Sail Capital LP

Ariel Merenstein

Fourth Sail Capital US LP

Tordesilhas Capital Gestora De Recursos Ltda.

Fourth Sail Long Short LLC

Fourth Sail Discovery LLC
Address of principal business office or, if none, residence:
10 MARKET STREET
#754
GRAND CAYMAN, Cayman Islands
KY1-9006
Citizenship:
Fourth Sail Capital LP - CAYMAN ISLANDS

Ariel Merenstein - UNITED STATES

Fourth Sail Capital US LP - DELAWARE

Tordesilhas Capital Gestora De Recursos Ltda. - BRAZIL

Fourth Sail Long Short LLC - DELAWARE

Fourth Sail Discovery LLC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 64,625,278.00 Class A Common Shares outstanding.
As of the date of this Schedule 13G, Fourth Sail Long Short directly holds 2,411,154 Class A Common Shares, Fourth Sail Discovery directly holds 288,831 Class A Common Shares. Fourth Sail Capital LP is the General Partner, Fourth Sail Capital US LP is the Investment Manager of Fourth Sail Long Short. Mr. Merenstein is the managing partner of Fourth Sail Capital.
Percent of class: 4.18
Sole power to vote or to direct the vote:
Fourth Sail Capital LP - 0

Ariel Merenstein - 0

Fourth Sail Capital US LP - 0

Tordesilhas Capital Gestora De Recursos Ltda. - 0

Fourth Sail Long Short LLC - 0

Fourth Sail Discovery LLC - 0
Shared power to vote or to direct the vote:
Fourth Sail Capital LP - 2,699,985

Ariel Merenstein - 3,232,585

Fourth Sail Capital US LP - 2,699,985

Tordesilhas Capital Gestora De Recursos Ltda. - 2,699,985

Fourth Sail Long Short LLC - 2,411,154

Fourth Sail Discovery LLC - 288,831
Sole power to dispose or to direct the disposition:
Fourth Sail Capital LP - 0

Ariel Merenstein - 0

Fourth Sail Capital US LP - 0

Tordesilhas Capital Gestora De Recursos Ltda. - 0

Fourth Sail Long Short LLC - 0

Fourth Sail Discovery LLC - 0
Shared power to dispose or to direct the disposition:
Fourth Sail Capital LP - 2,699,985

Ariel Merenstein - 3,232,585

Fourth Sail Capital US LP - 2,699,985

Tordesilhas Capital Gestora De Recursos Ltda. - 2,699,985

Fourth Sail Long Short LLC - 2,411,154

Fourth Sail Discovery LLC - 288,831

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fourth Sail Capital LP: Thiago Doria, Authorized Person (03/23/2026)
- Ariel Merenstein: Thiago Doria, Attorney in fact (03/23/2026)
- Fourth Sail Capital US LP: Thiago Doria, Authorized Person (03/23/2026)
- Tordesilhas Capital Gestora De Recursos Ltda.: Tathiana Azevedo, Authorized Person (03/23/2026)
- Fourth Sail Long Short LLC: Thiago Doria, Authorized Person (03/23/2026)
- Fourth Sail Discovery LLC: Thiago Doria, Authorized Person (03/23/2026)